As filed with the Securities and Exchange Commission on November 17, 2016

                                                                                                                    Securities Act File No.   333-214364
                                                                                                          Investment Company Act No.     811-23207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.  20549

FORM N-1A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-effective Amendment No. 1
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 1
Brinker Capital Destinations Trust (Exact Name of Registrant as Specified in Charter)
1055 Westlakes Drive, Suite 250 Berwyn, PA 19312 (Address of Principal Executive Offices, Zip Code) (610) 407-8348 (Registrant’s Telephone Number, including Area Code)
The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801 (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Class I shares of beneficial interest of the following series of the Registrant: Destinations Large Cap Equity Fund, Destinations Multi-Strategy Alternatives Fund, Destinations Small-Mid Cap Equity Fund, Destinations International Equity Fund, Destinations Global Equity Income Fund, Destinations Real Assets Fund, Destinations Core Fixed Income Fund, Destinations Low Duration Fixed Income Fund, Destinations Global Fixed Income Opportunities Fund and Destinations Municipal Fixed Income Fund.

No filing fee is required because an indefinite number of common shares of beneficial interest of the Registrant are registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-1A (File Nos. 333-214364 and 811-23207) under the Securities Act of 1933 and the Investment Company Act of 1940, respectively, as filed with the Commission on November 1, 2016. This Pre-Effective Amendment No. 1 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-1A (File Nos. 333-214364 and 811-23207) on November 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berwyn, Commonwealth of Pennsylvania on the 17th day of November, 2016.

Brinker Capital Destinations Trust

/s/ Jason B. Moore
Jason B. Moore
Trustee

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following person in the capacity indicated on the 17th day of November, 2016.

/s/ Jason B. Moore	Trustee
Jason B. Moore